FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                              10 October, 2006


                               File no. 0-17630


                     CRH to Acquire Cement Plant in China



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: CRH to Acquire Cement Plant in China




                          N E W S       R E L E A S  E

                                                               10th October 2006



                      CRH TO ACQUIRE CEMENT PLANT IN CHINA



CRH has reached agreement to acquire the assets of a cement plant in Heilongjiang province, northeast China. The plant, which will operate as Harbin Sanling Cement Company ("Harbin Sanling"), is located in Xiaoling Township, approximately 45km southeast of Heilongjiang's largest city, Harbin (population:
9 million). Harbin Sanling is a modern plant with two clinker production lines and total cement capacity of 650,000 tonnes per annum. The acquisition is expected to close in the coming months subject to government approval and the satisfaction of certain preconditions, and further information will be provided in due course.


In a comment, Liam O'Mahony, CRH Chief Executive said: "The proposed deal represents an excellent opportunity for CRH to enter and participate in the large and growing Chinese building materials market."



Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony, Chief Executive

Myles Lee, Finance Director




       CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland TELEPHONE
                       +353.1.4041000 FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                         Square, Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  CRH public limited company
                                                         (Registrant)





Date:  10 October, 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director